Issuer Free Writing Prospectus
Filed Pursuant to Rule 433
Registration Statement No. 333-168032
September 24, 2010

Independent Bank Corporation Follow-on Offering of Common Stock $110,000,000 September 2010

Cautionary Note Regarding Forward-Looking Statements This presentation contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including statements of goals, intentions, and expectations as to future trends, plans, events, or results of Independent Bank Corporation's operations and policies, including, but not limited to, Independent Bank Corporation's outlook on earnings and the sufficiency of the allowance for loan losses, and statements regarding asset quality, projections of future revenue, earnings or other measures of economic performance (including projected pre-provision earnings, projected capital, projected provision for loan losses, and projected Mepco counterparty expense), Independent Bank Corporation's plans and expectations regarding non-performing assets, business opportunities, potential benefits of the offering to which this presentation relates, and general economic conditions. Forward-looking statements include expressions such as "will," "may," "should," "believe," "expect," "forecast," "anticipate," "estimate," "project," "intend," "likely," "optimistic" and "plan," and similar words or phrases, which are necessarily statements of belief as to expected outcomes of future events. These statements are based on current and anticipated economic conditions, nationally and in Independent Bank Corporation's markets, interest rates and interest rate policy, competitive factors, and other conditions which by their nature are not susceptible to accurate forecast and are subject to significant uncertainty. Because of these uncertainties and the assumptions on which this presentation and the forward-looking statements are based, actual future operations and results may differ materially from those indicated in this presentation. For a discussion of certain factors, risks and uncertainties which could cause actual future operations and results to differ from estimates and projections discussed in these forward-looking statements, please read the "Risk Factors" section in the prospectus relating to the offering which accompanies this presentation. You should not place undue reliance on any such forward-looking statement. These forward-looking statements are not guarantees of future performance. Independent Bank Corporation does not undertake to publicly revise or update forward-looking statements in this presentation to reflect events or circumstances that arise after the date of this presentation. Independent Bank Corporation has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents Independent Bank Corporation has filed with the SEC for more complete information about Independent Bank Corporation and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, Independent Bank Corporation or a representative will arrange to send you the prospectus if you request it by calling Stifel, Nicolaus & Company, Incorporated (Stifel Nicolaus Weisel) toll-free (800) 679-5446.

Transaction Overview Issuer: Independent Bank Corporation Ticker / Exchange: IBCPD / NASDAQ Type of Offering: Follow-on Public Offering Type of Security: Common Stock Transaction Size: $110 million Over-Allotment Option: 15% Use of Proceeds: All or substantially all of the net proceeds from this offering will be contributed to the bank to strengthen its regulatory capital ratios. The Company expects to use any remaining net proceeds for general working capital purposes. Book-Running Managers: Stifel Nicolaus Weisel FBR Capital Markets

Executive Summary

Investment Opportunity The Michigan economy has shown signs of stabilization making now the time to invest in the Michigan banking market Asset quality has turned the corner as demonstrated by improved trends in recent quarters Substantial progress on restructuring the balance sheet and reducing high risk loans Strong core earnings with existing opportunities for substantial growth Strong core deposits generated through relationship-based 105 branch network Rigorous and robust credit culture and risk management practices implemented in 2007 Proven management team in place to carry franchise into the future and take advantage of strategic acquisition opportunities

Experienced Management Team Michael M. Magee President & CEO Mr. Magee, age 54, was appointed as our President and Chief Executive Officer effective January 1, 2005. He served as our Chief Operating Officer from April to December, 2004. From 1993 until April 2004, he was the President and Chief Executive Officer of Independent Bank (prior to the consolidation of our four bank charters in 2007). He joined us in 1987. Mr. Magee is also a director of the Federal Reserve Bank - Detroit Branch. Robert N. Shuster EVP & CFO Mr. Shuster, age 52, was appointed Executive Vice President and Chief Financial Officer of the Company in 2001. Prior to this appointment, he was President and Chief Executive Officer of Independent Bank MSB since1999 and was President and Chief Executive Officer of Mutual Savings Bank, fsb since 1994. Mr. Shuster is a certified public accountant and received his degree from the University of Michigan. W. Brad Kessel EVP & COO Mr. Kessel, age 45, was appointed Executive Vice President - Chief Operations Officer of Independent Bank in September 2007 in conjunction with the consolidation of our bank charters. He joined Independent Bank Corporation in 1994 as Vice President of Finance. In 1996 he was appointed Senior Vice President of Branch Administration for Independent Bank, a position he held until being named as President and CEO of Independent Bank in 2004 (prior to the consolidation of our four bank charters in 2007). Mr. Kessel is a certified public accountant and received his undergraduate degree from Miami University (Ohio) and his MBA from Grand Valley State University. David C. Reglin EVP - Retail Banking Mr. Reglin, age 50, was appointed Executive Vice President - Retail Banking in September 2007 in conjunction with our bank charter consolidation. Prior to September 2007, he had been the President and Chief Executive Officer of Independent Bank West Michigan since 1999 and prior to that time he was Senior Vice President of the Bank since 1991. Mr. Reglin is also the President of Independent Title Services, Inc. He originally joined Independent Bank Corporation in 1981. Mr. Reglin received his bachelor's degree from Central Michigan University. Mark Collins EVP & General Counsel Mr. Collins, age 52, joined the Company as General Counsel in 2009. In June 2010, he was also appointed as President and Chief Executive Officer of Mepco Finance Corporation, a wholly-owned subsidiary of Independent Bank. Prior to joining the Company, Mr. Collins was a partner with Varnum LLP, a Grand Rapids-based law firm, where he specialized in commercial law and creditors' rights. Mr. Collins received his law degree in 1982 from the Villanova University School of Law. New leadership team in place since 2007 to manage through difficult credit cycle has average of 28 years of banking experience and 14 years at the Bank. Stefanie M. Kimball EVP & CLO Ms. Kimball, age 50, joined the Company in April 2007 as Executive Vice President - Commercial Lending. Prior to joining Independent Bank, she had been with Comerica Incorporated for 25 years, serving as a Senior Vice President for 10 years. Ms. Kimball held several notable positions during her Comerica tenure including Senior Credit Officer responsible for various lending businesses to Middle Market, Small Business, Private Banking as well as Consumer Lending. In addition she assumed the role of Senior Vice President, Credit Risk Management and was responsible for design and implementation of the bank's Basel credit risk initiatives. Ms. Kimball received her undergraduate degree from Oakland University and her MBA from the University of Detroit.

Summary of Capital Plan Description Additional Tangible Common Equity Status Timing Exchange of TARP Preferred into Common Stock $70mm Pending Upon Completion of Offering Exchange of Trust Preferred Securities into Common Stock $41mm Completed June 2010 Common Equity Issuance $103mm Pending September 2010 Total $214mm In January 2010, our board of directors adopted a capital restoration plan setting forth three primary initiatives to restore our regulatory capital ratios. Conversion of the TARP Preferred Shares issued to the U.S. Treasury into our Common Stock; On April 16, 2010, closed exchange of existing TARP Preferred into mandatorily convertible preferred stock; Offer to Exchange our Trust Preferred Securities into our Common Stock; On August 31, 2010, we effected a reverse stock split of our issued and outstanding common stock. Pursuant to this reverse stock split, each ten shares of our common stock issued and outstanding immediately prior to the reverse stock split was converted into one share of our common stock. All share or per share information included in this presentation has been retroactively restated to reflect the effects of the reverse stock split; and Public offering of our Common Stock.

Overview of Independent Bank Corporation Headquartered in Ionia, MI Over 100 offices across Michigan's Lower Peninsula 4th largest bank headquartered in Michigan Single state-chartered bank subsidiary $2.7 billion in total assets $2.4 billion in total deposits 2010 J.D. Power award recipient

Michigan Economy is Showing Signs of Stabilization Michigan Nonfarm Payrolls have continued to stabilize since November 2009. Nonfarm payroll has risen year to date by approximately 32,000. Unemployment rate has fallen to 13.1% as of June 2010 vs. peak of 15.6% in July 2009. The Michigan economy has significantly reduced its reliance on the automotive and other manufacturing sectors over the last 10 years and has grown service-based industries. Motor vehicle: 3.2% of payrolls, down from 7.0% in 2000. Manufacturing: 12.0% of payrolls, down from 19.3% in 2000. Housing affordability measures in several Michigan markets among the best in the nation. Michigan housing market has shown signs of recovery. Housing permits are up strongly from 2009 lows and new foreclosures are falling. Home prices relative to per capita income are lower than at any other time in the previous 20 years. Source: SNL Financial, U.S. Bureau of Labor Statistics

Independent Bank Corporation Core Banking Markets Core deposits are defined as total deposits less jumbo time deposits. Core loans exclude out of state lending and payment plan receivables. Dollars in millions. Data as of 6/30/10. Northeast West Central Southeast Thumb Bay

Summary Financial Performance ROAA (%) ROACE (%) Earnings per Share Total Assets ($M)

Credit Quality Continues to Improve Nonperforming Assets 1 ($ in millions) 1) Excludes TDRs

Management Projections of Credit Provision Expense ($ in millions) Net Charge-Offs ( $ in millions) Allowance ($ in millions) Source: Company financials and management forecasts See pages 61 and 73 for additional detail. The charts below illustrate the historical and forecasted provision expense, net charge-offs and allowance balance.

Projected Pro Forma Tangible Book Value (1) Reflects the conversion on October 1, 2010 of all of our Series B Convertible Preferred Stock at 75% of par, plus approximately $1.7 million in accrued and unpaid dividends as of September 30, 2010 without a discount to par, at a conversion price of $7.233 per share for the Series B Convertible Preferred Stock and a conversion price of $2.43 per share for accrued and unpaid dividends, which conversion is subject to certain conditions described above, resulting in the issuance of 8.4 million shares of our common stock to the Treasury. (2) Includes a net deferred tax asset of $1.4 million. (3) Assumes cumulative pre-provision earnings from July 1, 2010 through December 31, 2011 based on our internal projections and assuming we have access to the expected proceeds of this offering. (4) Assumes cumulative provisions from July 1, 2010 through December 31, 2011 based upon our internal projections of losses and ending ALLL / Total Loans ratio of 3.25% at December 31, 2011. (5) Assumes $110 million gross proceeds from this offering. (6) To calculate this number, take the result of dividing the gross proceeds of this offering ($110 million) by the per share price of the offering and add this to 15.933 million shares. (7) To calculate this number, divide Pro Forma Tangible Common Equity ($195.1 million) by the total number of shares computed in footnote (6) above. Note: Dollars in millions.

Projected Pro Forma Tangible Book Value 1) Projected provision through 12/31/11. 2) Projected Mepco contingency expenses for loan losses from July 1, 2010 through December 31, 2011. 3) Projected PTPP through 12/31/11. Excludes amortization of intangibles. Note: See footnotes on page 14 for additional details. $49.6 million + $70.5 million + $103.0 million $223.1 million - $60.6 million - $10.7 million + $43.3 million $195.1 million (1) (3) (2)

Pro Forma Ownership Assumes offer price of $1.59 Note: Does not assume exercise of the over-allotment option. Not inclusive of U.S. Treasury anti-dilution adjustments. Includes TARP preferred exchange and $110 million common equity offering. Includes projected Management's projections of PTPP through 12/31/11. Includes Management's projected provisions through 12/31/11. Pro Forma Ownership Offering Price Sensitivity

Core Earnings Drivers Reduce reliance on high-cost brokered deposits 0.72% cost of deposits (excluding brokered deposits) Increase net income by reducing the need for excess liquidity Allowing reverse repos to mature Continue to shrink balance sheet by disposing of low quality assets in order to improve ROA Deploy cash to enhance yield Opportunistically sell / resolve NPLs to reduce workout costs and to have flexibility to capitalize on origination opportunities Commercial NPLs are marked at approximately 42% of par Residential NPLs are marked at approximately 70% of par We have consistently netted in excess of 90% of what we have sold our retail ORE inventory Fully leverage extensive branch network and relationship bankers Take advantage of market dislocation in Michigan as larger competitors de-emphasize Michigan and smaller competitors struggle Focus on high quality loan segments such as small business administration loans and residential mortgages eligible for sale Enact operating efficiencies NIM Expansion Balance Sheet Management Other

Pre-Tax, Pre-Provision Earnings Power Execution of Strategic Plan Positions IBCP to Generate Strong Earnings For the first half of 2010, the Company had pre-tax, pre-provision earnings of $11.1 million. As the Company deleverages the balance sheet, there will be reduced net interest income. The Company expects to be able to increase the pre-tax, pre-provision earnings to approximately $44 million by 2012 with reduced counterparty expenses at Mepco and reduced loan and collection costs. Illustrative Normalized Pre-Tax, Pre Provision Earnings ($ in Millions)

Payment Plan Detail - Mepco Mepco Finance Corporation ("Mepco") is a wholly-owned subsidiary that acquires payment plans for vehicle service contracts from marketers Mepco was forced to take charge-offs after its largest counterparty experienced financial difficulties and ultimately filed for bankruptcy on 3/1/2010 As of August 2010, Mepco is holding approximately $66 million in receivables acquired from this counterparty and it is expected this book will be wound down to $20 million at year end Despite these difficulties Mepco earned approximately $5 million in 2009 excluding a one time goodwill charge-off Payment Plan Balances ($ in Millions) Future of Mepco Mepco Overview We intend to operate Mepco at a smaller level so that we can focus on our core community banking business The receivables that Mepco acquires have less than a two year duration and so we have been able to alter acquisition terms of newly acquired receivables to ensure greater protection from counterparty risk No other counterparty makes up more than 15% of the receivables

Deposit Market Share in Michigan ($ in Millions) Funding Profile - 2Q'10 ($ in Millions) 14% 43% 21% 17% 5% $2.4 billion total deposits $1.9 billion of core deposits (80% of total) Cost of Deposits of 1.23% (0.72% excluding brokered deposits) New capital will allow Company to repay 80% brokered deposits Loyal customer base gives IBCP pricing leverage Strong & flexible technology foundation including our MPLS network, our Citrix System delivery, our branch image capture, on-line banking, and soon to be rolled out mobile banking Statewide Low Cost Deposit Franchise Focused on Core Deposit Growth

Diversified Loan Portfolio Lending Highlights Lending Profile - 2Q'10 ($ in Millions) $2.1 billion loan portfolio IBCP is currently deleveraging its loan portfolios, reducing its total loans approximately $670 million (30%) from its peak Hired Stefanie Kimball from Comerica in 2007 to institute a comprehensive credit strategy to manage through the downturn Reduced Land, Land Development and Construction loan portfolio to $76 million, or 3.7% of total loans Current loan origination efforts focused on high quality, profitable commercial loan segments and residential mortgage loans eligible for sale in the secondary market 34% 13% 37% 2% 14% Total: $2,066

Loan Portfolio Overview Commercial Loan Portfolio Segmentation at 6/30/10 Note: Non-performing loans includes non-accruals and 90+ days past due.

Overview of Credit Strategy Solid Credit Infrastructure in Place Seasoned credit team led by executives and senior managers with prior experience at large regional banks Strong credit culture buttressed by comprehensive industry best practices Currently, deleveraging the balance sheet and de-emphasizing commercial real estate loans Timely Risk Assessment Consistent, independent risk ratings implemented ensuring appropriate level of general reserves for the specific credit cycle Early identification of clients experiencing financial difficulty and problem loans Proactive Problem Loan Resolution A centrally managed special assets group of experienced lenders handle the nonaccrual and most of the substandard loans as well as consult with other lenders on those loans in the earlier watch stages. Quarterly watch meetings are held with each lender presenting his/her credits to the senior credit and lending team who coaches each on their action plans Adherence to "working with our clients as long as they are working with us" philosophy that seeks to optimize collection results Key vendor relationships established to assist with the disposition and management of problem loans and assets Effective Portfolio Monitoring Strengthened collateral monitoring for commercial real estate, construction and commercial & industrial loans Comprehensive review and enhancement of portfolio analytics focused on segment reporting, migration analysis and stress testing

Commercial Loan Portfolio Overview Commercial Non-Performing Assets Commercial Loans 30-89 Days Delinquent Relatively stable 30-89 days delinquency levels. Six quarters of declining NPA levels. NPLs declined 52% in Q2 '10 from peak in Q4 '08. NPAs declined 35% over the same time period. Note: Non-performing loans includes non-accruals and 90+ days past due. $51.5 $90.1 $85.6 $81.2 $76.8 $68.2 $64.0 $58.9

Commercial Loan Portfolio Overview Text Box Break-down of Income Producing Properties ($000s) $342 M as of 6/30/2010 Well diversified portfolio mix Segment outstanding declined 18% since 2008 Portion of watch credits consistent with portfolio overall Multi-family strongest segment Approximately 1,100 notes with an average remaining balance of $300,000

Commercial Loan Portfolio Overview Credit Loss Recognition Detail ORE totaled $21.3 million at 6/30/10 with an average write down to 35% of balance at default as outlined on page 68.

Opportunities for Commercial Lending Growth Foundation Well Positioned for Growth Emphasis on relationship lending with a "know your customer", community bank style approach Focusing on high quality, profitable loan segments such as: Middle market and small business lending (including small business administration guaranteed loans) Conforming residential mortgage loans Comprehensive, ongoing, in-house training programs to ensure a consistent credit and sales culture and coordinated approach across all our markets Significant Growth Opportunities as Michigan Recovers Organic growth: increase market share as large competitors deleverage Michigan and smaller competitors focus on portfolio and regulatory challenges Further leverage extensive branch network for incremental small business loans Acquisition capabilities strong, both due diligence and asset management

Retail Loan Portfolio Overview Our strategy is to sell the majority of our first mortgage loans into the secondary market and selectively retain in our portfolio adjustable rate mortgage (ARM) products with strong underwriting metrics. Retail servicing: Bank Portfolio of $981 million Loans sold, but retained servicing $1.72 billion $974 million to FannieMae $742 million to FreddieMac Excellent history of quality investor paper 23 loans of over 14,000 loans sold in last five years have been required to be repurchased by the bank. $10.97 million sold with recourse as part of MBS securitization. Approximately 85% of the retail loan portfolio is real estate related. Retail Segmentation by Loan Type $275M $469M Retail Segmentation by Region $237M As of 6/30/10 As of 6/30/10

Concentration by State Portfolio Stratification Retail Loan Portfolio Resort Lending($237 M) is Bulk of Out of State Origination Strategy: Diversify from MI real estate concentration & take advantage of 3rd party relationship; Initiated in 2001 and suspended strategy for new originations in 2008. Customer Profile: Significant liquid assets, excellent credit, strong cash flow. Collateral Description: $61 million (26%) - Condo hotel and $176 million (74%) -Shared ownership ( fee simple deeded real estate; generally entitles owner to usage for scheduled number of weeks plus availability plus exchange privileges); Brands include: Ritz Carlton, Marriot, Hyatt, and St. Regis; Locations include: Lake Tahoe, CA; Aspen, CO; Vail, CO; Jupiter, FL; Sedona, AZ; Park City, UT; Jackson Hole, WY. Performance: As of July 31, 2010, $13 million (5.42%) is past due (concentrated in a few projects).

Retail Loan Portfolio Overview Retail Non Performing Assets Retail Loans 30-89 Days Delinquent As of Q2'10 total 30 to 89 days past due were $19.7M, down from $23.3M at Q4'09 and $32.8M at the peak of Q4'08. As of Q2'10 total NPLs were $44.5M; down from $56.4M at Q4'09; and down from $59.2M at Q2'09. $33.8 $37.3 $42.5 $46.1 $51.7 $67.1 $70.7 $69.0 $70.2 $68.4 $62.2

TDR Overview Working with client base to make loans affordable 80% of TDRs are performing and 78% of retail TDRs with 6 months seasoning are current The specific reserves allocated to troubled debt restructured credits totaled $18.8 million at June 30, 2010, compared to $8.6 million at December 31, 2009 Modification Program Basics: Affordable housing ratio achieved through rate reduction and amortization extension. Bank performs full re-underwriting of credit, including updated collateral valuation. Borrower expected to bring 1st payment to close, escrow for T&I, establish ACH auto-pay, participate in financial counseling. Dollars in thousands. (1) Also includes loans on non-accrual at the time of modification until six payments are received on a timely basis. Commercial TDR Segmentation by Loan Type Retail TDR Segmentation by Loan Type

Opportunities for Retail Lending Growth Management believes we have a solid retail platform in place to capitalize on lending and deposit opportunities in Michigan. We have good relationships with our investors, both Fannie Mae and Freddie Mac, as well as several others. We view the FHA paper as attractive with its higher margin and lower risk profile and that it fits well into our company's long term strategy of selling 90% or more of our mortgage originations. We have begun the initial phases to convert to an imaged or paperless origination environment. A recent investment in on-line deposit account opening. A planned investment in mobile banking will further enhance Independent Bank's position to compete for the retail customer.

Long Term Strategy With the new capital, we plan to: Continue our growth of low cost core deposits to generate a healthy net interest margin; Continue our focus on asset quality and reducing non-performing assets; Selectively growing the balance sheet through relationship lending with the ultimate goal to build and expand our loyal customer base; Explore expansion opportunities; Focus our efforts in markets with strong demographic fundamentals and superior long^term economic prospects; and Monitor the future of our payment plan business.

Investment Summary Company has turned the corner in regards to asset quality. Reducing high risk portions of the balance sheet. Rigorously worked to improve credit administration process and underwriting standards. Focused on credit culture and risk management practices. Strong operating efficiencies. Substantial progress on balance sheet restructuring activity. Tremendous opportunity to increase core earnings. Proven management team in place to carry franchise into the future and take advantage of strategic acquisition opportunities. Timing is everything, now is the time to invest in Michigan banking market.

Additional Information

Financial Review Financial Review

"Well-Capitalized" for Regulatory Purposes Trust Preferred issued prior to May 19, 2010 will be grandfathered for Tier 1 capital qualification purposes. Independent's trust preferred instruments are primarily indexed to 3-Month LIBOR, except for IBC Capital Finance II. For 2011,the annual interest expense accrual on the trust preferred securities is expected to be $2.7 million.

Positive Trends Seen in Second Quarter 2010 Results Reported second quarter 2010 net income applicable to common stock of $6.8 million, or $0.44 per diluted share. For the six months ended June 30, 2010 the Company reported a net loss applicable to common stock of $8.1 million, or $3.10 per share. The improved results were primarily due to an $18.1 million gain on the extinguishment of debt and improving asset quality trends. The Company's pre-tax, pre-provision core operating earnings for Q2'10 equaled $11.96 million. Provision for loan losses decreased by $13.0 million, or 50.6%, from Q2'09. Total assets were $2.74 billion at June 30, 2010, down 7.7%, from 12/31/09.

Credit Quality Overview Credit Overview ($ in thousands)

Strong Net Interest Margin The Company's core deposit focused network of over 100 branches has allowed it to build a strong core deposit base. The margin was primarily driven by the Company's strong yield on earning assets. Quarterly Net Interest Margin

Core Earnings Power In addition to the net interest income improvements, the Company expects significant cost savings. Data processing; Core communications; Occupancy; and Equipment. (1) Represents the excess amount over a "normalized" level (experienced prior to 2008) of $1.25 million quarterly.

Overview of Asset Quality Dollars in thousands. (NPLs + OREO) / (Tangible Total Equity + Loan Loss Reserves). 18% 29% 38% 15% <1%

Credit Quality Continues to Improve 30-89 Days Past Due ($ in millions) NPLs / Total Loans ($ in millions) Note: Excludes TDRs

Charge-off Recognition Preceded by Early Provisioning Provisions vs. Charge Off History LTM Rolling Net Charge Offs / Average Loans

Securities Portfolio as of 6/30/10 46% of the securities portfolio consists of U.S. Treasury securities and U.S. Agency mortgage backed securities. Another 32% consists of municipal securities. The securities portfolio is reviewed quarterly for impairment. Private label residential MBS securities only compromise 15% of the total securities portfolio and trading in this market has improved in 2010.

Deferred Tax Asset Current accounting impact Total gross deferred tax asset of $69.9 million and gross deferred tax liabilities of $6.1 million at 6/30/10. The associated valuation allowance is $62.4 million. $2.2 million of such valuation allowance was established during the six months ended 6/30/10, $24.0 million was established in 2009 and$36.2 million was established in 2008. Resulting in a net deferred tax asset of $1.4 million. This valuation allowance represents the entire net deferred tax asset except for certain deferred tax assets at Mepco that relate to state income taxes and that are expected to be recovered based on Mepco's individual earnings. "More likely than not" accounting standard. Potential future accounting implications In the near term, generally, neither pre-tax income nor pre-tax losses will be tax effected (i.e. they will drop to the bottom line). The net deferred tax asset and related valuation allowance will continue to be evaluated quarterly. We expect this offering to trigger a change in control and result in a material loss of this "asset".

Other Real Estate Owned Other real estate owned and repossessed assets totaled $41.8 million at June 30, 2010, compared to $31.5 million at December 31, 2009. This increase is the result of the migration of non-performing loans secured by real estate into ORE as the foreclosure process is completed and any redemption period expires. High foreclosure rates are evident nationwide, but Michigan has consistently had one of the higher foreclosure rates in the U.S. during the past few years. Commercial ORE totaled $21.3 million as of June 30, 2010. Year to date we have sold 77 properties totaling $ 5.7 million. Further details can be found on pages 64 and 65. Retail ORE totaled $17.3 million (or 263 units) as of June 30, 2010. YTD we have sold 107 properties for $4.8 million. The net sales price to net book value is 92%. Our average holding period is 227 days. 49% of holdings are shared ownership properties.

Loan Portfolio Mepco Overview

Mepco - Business Model Illustrative Mepco Transaction - Total Payments of $2,400 paid monthly over 12 to 24 Months(1) VSC Marketer - Sells VSC to Consumer Administrator - Process and pays claims under VSC Insurance Company - Guaranties performance of the VSC Mepco VSC Marketer Administrator Insurance Company Monthly Payments go to Mepco Sells VSC to Consumer Pays Premium to Insurer Mepco Funds the "Dealer Profit" / Sales Commission Mepco Funds the "Dealer Cost" Paying the Administrator $1,200 $100 $600 $600 Consumer Mepco Retains $250 as Its Fee and $350 as a Holdback to Cover Customer Cancellations. Mepco amortizes the unearned discount to income over the life of the plan historically generating a 13-14% effective yield. (1) For illustrative purposes only. Actual transactions may differ.

Mepco - Risk Isolation Because consumers can cancel the VSC at any time, consumer credit risk is not a major concern; Mepco's potential losses are contingent on the ability of its counterparties to refund Mepco after cancellations Mepco Cancellation Mechanics Mepco VSC Marketer Administrator Insurance Company If the VSC Marketer is unable to refund Mepco the Administrator is responsible for 100% of the refund, but has historically paid 40 to 50% of the refund In most cases the Administrator is required to buy insurance. In those cases the insurance company is responsible for a portion of the refund, which may be as much as 100% The Administrator refunds Mepco for unearned portions of the "Dealer Costs" out of its reserves. Mepco has rarely lost money on the "Dealer Costs" The VSC Marketer is responsible to refund Mepco for any unearned "Dealer Profit" Starting in mid- to late-2009, cancellation rates spiked above historical norms as the VSC industry received negative media attention and became the subject of investigations by various state attorney generals Mepco took $31.2 million of charges in 2009, and $8.3 million so far in 2010 related to the expected inability of counterparties to refund Mepco $20.5 million of the charges are related to Mepco's largest counterparty who declared bankruptcy on March 1, 2010 Actual losses versus projected losses will depend on various factors, including the accuracy of the Company's projections of cancellation rates, recoveries from collateral and recoveries from counterparties

Mepco - Projections We plan to downsize our Mepco business to $247 million of receivables by December 2010 Mepco's net payment plan receivables have declined from $406 million at 12/31/2009 to $286 million at 6/30/2010 The receivables related to the bankrupt counterparty declined from $209 million to $93 million during that period Mepco presently does business with approximately 200 different marketers The top 15 marketers represent approximately 90% of the current monthly payment plan volume The largest marketer generally represents approximately 10% to 15% of the current monthly payment plan volume Mepco has increased the holdback for newly acquired VSCs Counterparty Contingency Expenses ($M)

Loan Portfolio Burn Down Analysis

Credit Review Preparation for the Offering Extensive review of our commercial and retail loan portfolios was undertaken in advance of this offering to assess potential future losses in the portfolio Management Internal Analysis (Most Recent Update as of August 2010) Extensive internal loan portfolio analysis to budget future provisions and charge-offs performed in March 2009, and continuously updated Actual losses through Q2 2010 compare favorably to management's projections from March 2009 and beyond Management believes they have realistically projected future losses Management projections assume little to no improvement in the Michigan economy in 2010, with stabilization in 2011 Independent Third Party Stress Testing Two independent third parties separately reviewed $1.8 billion of the $2.3 billion retail and commercial loan portfolios Review at loan level for commercial portfolio and pool level for retail portfolio Assessed losses under various economic scenarios SCAP Stress Testing Stress testing conducted under the methodology developed by the Supervisory Capital Assessment Program ("SCAP") for the largest 19 banks SCAP guidelines applied to 2008 loan balances to stress test portfolio losses during 2009 and 2010 SCAP loss projections analyzed under a "Baseline" and "More Adverse" range of economic scenarios Comparison of SCAP predicted losses to actual losses realized over 2009 through Q2 2010 The results of these analyses provide us comfort that our loss forecasts are realistic in view of potential credit losses

External Loan Reviews Commercial Portfolio External Loan Review In December 2009, an independent third party individually reviewed 69% of the total portfolio outstanding (1,056 individual files) and extrapolated their findings for the remaining 31% Reviewed key credit processes and compared its loss forecasts to management's projections Developed a loan loss forecast over a 30 month time frame Retail Portfolio External Loan Review In December 2009, an independent third party reviewed the entire retail portfolio at the pool level Examined our three retail loan pools of owned residential mortgages, real estate secured installment loans and home equity lines of credit under various economic scenarios Developed a loan loss forecast over a 24 month period Conclusions Based on the conclusions of these third party reviews, we determined that our current projections of future losses we are using for purposes of the Capital Plan are appropriate

Credit Loss Expectations Versus SCAP While we were not subject to the Federal Reserve's review under the Supervisory Capital Assessment Program (the "SCAP"), we performed our own "stress test" of cumulative losses over 2009 and 2010 based on the SCAP methodology. SCAP projected cumulative losses for 2009 and 2010 would be $132 million based on the midpoint of the "baseline" case and $206 million based on the midpoint of the "more adverse" case. In comparison, based on actual realized losses in 2009 ($79.5 million) and YTD 2010 ($35.8 million) and our internal estimates of remaining charge-offs for 2010, our losses over that comparable two-year period total approximately $143 million. The results of this "SCAP" analysis are hypothetical and are not indicative of losses we expect to incur, but rather show potential losses in our loan portfolio based on the SCAP framework. Note: Total losses under the SCAP scenarios above have been adjusted for 2009 and YTD 2010 net charge-offs, reducing each scenario by approximately $115 million. ($ in millions)

SCAP Stress Testing Analysis SCAP Stress Test ($ in thousands) Note: Loan portfolio segment balances and allocation as reported in our call report.

Management Projections - Earnings Drivers Net Interest Margin ("NIM") NIM was 4.48% in 2008, 5.00% in 2009 and 4.38% in Q2 2010; the decline was due to the building of reserve liquidity and reduced payment plan receivables at our Mepco subsidiary We expect improvement of NIM in 2010 and 2011 following this offering as we intend to repay some of our higher cost wholesale funds Continued focus on growth of core deposits and opportunistic investments in fixed-rate agency mortgage backed securities Realignment of Loans to Deposits Core deposit growth of 2% to 3% per year in 2010 and 2011 reflects our view of market opportunities and Michigan macroeconomic environment Focus on stabilizing loans to deposits targeting 95% going forward vs. 119.0% in 2008 and 89.6% in 2009 Managed Loan Growth Continued growth of certain high quality loan segments of the commercial portfolio at approximately 5% in 2011 Select underwriting of consumer loans as market opportunities warrant Modest portfolio mortgage lending volume due to focus on originations for resale Smaller Mepco Business Continued focus on reducing size of the receivables balance and risk exposure at our Mepco subsidiary Outstanding payment plan receivables expected to be approximately $247 million in December 2010 Non-Interest Income Modest decline in non-interest income due primarily to a reduction in service charges on deposits associated with legislative changes Cost Reduction Initiatives $25.4 million anticipated cost savings in 2011 reducing our expenses by approximately 17% over 2010. Significantly lower future credit cost, modest decline in FDIC insurance expenses, reduction in occupancy & equipment, and data processing costs Vehicle service contract counterparty contingency costs to decline by approximately $13.0 million in 2011 from $15.0 million in 2010 Reinstatement of 401(K) employee contribution match, ESOP contribution, "threshold" incentive payments and merit increases, with $5.4 million overall aggregate increase in salaries and benefits in 2011 No Tax Effect No tax effect due to valuation allowance against the majority of our deferred tax assets, including net operating loss carryforwards, not expected to be reversed prior to December 2011 We expect this offering to trigger a change in control and result in a material loss of the deferred tax asset.

Loan Portfolio Commercial Loan Portfolio Review

Commercial Loan Portfolio Overview Significant reduction of the loan portfolio accomplished by decreasing higher risk components while positioning for growth in higher quality segments. Commercial loans outstanding of $767 million at 6/30/10, and a total of $813 million when including commitments. C & I and owner-occupied exposure of $349 million. Exposure to land, land development and construction of $76 million declining from $228 million since 2007. $342 million of income producing segment is well diversified by product type and location. Geographically diverse portfolio supporting businesses in our branch footprint. Commercial Portfolio Segmentation by Region Commercial Portfolio Segmentation by Loan Type Data as of 6/30/10.

Commercial Loan Portfolio Overview Commercial Provision vs. Charge-off History Commercial provision levels have declined for five consecutive quarters after recognition of rapidly deteriorating CRE values in late '08 in early '09. Charge-offs lag earlier commercial provisioning and are driven by larger loans and CRE write-downs.

Commercial Loan Portfolio Overview Net Charge-Offs ($in millions) Allowance ($ in millions) Commercial loss projections based on a Probability of Default (PD) and Loss Given Default (LGD) methodology reflecting last 12 month experience Conservative inclusion of an adjustment factor to assume further decline in the Michigan commercial real estate market from current levels Commercial forecasts assume little to no improvement in the Michigan economy in 2010, with stabilization in 2011 Provision expense forecasts reflect expectations of possible future losses vs loan and lease loss allowance forecast Provision expense projected to decrease reflecting reduced levels of non-performing loans, lower total loan balances and decline in loan net charge-offs Loan and lease loss allowance projected to decrease in 2011 to reflect expectations of a more normalized credit environment in 2011 However, 2011 loan and lease loss allowance remains at a high level from a historical perspective Declining Provision and Net Charge-offs forecasted with gradual release of the overall allowance as the Michigan economy stabilizes Provision Expense ($ in millions)

Commercial Loan Portfolio Overview TDR Segmentation by Loan Type Performing & Non-Performing TDRs Philosophy of "working with our clients as long as they work with us". Two thirds of performing TDRs will be eligible for review for TDR status in January 2011. Three quarters of TDRs in non-accrual are currently making regularly scheduled payments. $7.5M $20.5M Data as of 6/30/10.

Commercial Loan Portfolio Overview Reason for TDR on Performing Segment at 6/30/10 Payment Status on Nonaccrual TDRs at 6/30/10 Consideration for TDR Status on performing Segment by January 2011 (Dollars in Thousands)

Commercial Loan Portfolio Overview Balances by Loan Size ($000s) $767 M as of 6/30/2010 Commercial loan portfolio is granular in nature, with an average loan size of $185,000.

Commercial Loan Portfolio Overview Text Box C&I and Owner Occupied Industry Segmentation ($000s) $349 M as of 6/30/2010 Diverse industry segmentation, with very little exposure to the automotive industry. Note: Automotive industry is a sub-sector of manufacturing.

Commercial Loan Portfolio Overview Composition of Non Accrual Loans 26% of Nonaccrual loans are in Land, Land Development and Construction. Total average write-down of contractual Loan balance to Nonaccrual is approximately 58%. (Dollars in Millions)

Commercial Loan Portfolio Overview Text Box Construction & Land Development by Segment Construction & Land Development by Size $76 M as of 6/30/2010 (Dollars in Thousands) Remaining construction and land development has an average loan size of $280,000.

Commercial Loan Portfolio Overview Text Box Other Real Estate Owned by Segment Total ORE Book Value of $21.3 million as of June 30, 2010. Land and Land Development comprised $12.5 million or 60% of the remaining ORE Inventory. 80% of the properties in ORE are $500M or less. On average ORE assets have been written down to 35% of default balances. (Dollars in Thousands)

Commercial Loan Portfolio Overview ORE - Transfers ORE - Sales

Loan Portfolio Retail Loan Portfolio Review

Retail Loan Portfolio Overview New Production Tightening of portfolio credit standards over last 36 months; 95% of new mortgage production sold into secondary market; Increased emphasis on FHA lending; Enhanced quality assurance review for consumer origination process; Centralized consumer loan underwriting. Loan Administration Increase in collection resources and breadth of expertise; Formation of loss mitigation team; Development and implementation of workout programs; Creation of ORE management and disposition function; Regular rescoring of portfolio to actively manage risk; Completed independent 3rd party review of portfolio to validate loss forecasts.

Retail Loan Portfolio Overview Retail Provision vs. Charge-off History Retail loan provision expense closely approximates the retail net charge-offs, however we have typically provided in excess of net charge-offs to this point when considering the specific reserves needed on early past dues, impairment reserves on TDRs and then the subjective portion of the ALLL due to the overall general economic conditions. Charge off generally when loan moves to default status, between 90 and 180 days past due or earlier if deemed uncollectible.

Retail Loan Portfolio Overview Provision Expense ($ in millions) Net Charge-offs ($in millions) Allowance ($ in millions) Retail loss projections based on segmentation analysis by type and FICO score, utilizing FICO scores default tables and last 12 month experience Both commercial and retail forecasts assume little to no improvement in the Michigan economy in 2010, with stabilization in 2011 Provision expense forecasts reflect expectations of possible future losses vs loan and lease loss allowance forecast Provision expense projected to decrease reflecting reduced levels of non-performing loans, lower total loan balances and decline in loan net charge-offs Loan and lease loss allowance projected to decrease in 2011 to reflect expectations of a more normalized credit environment in 2011 However, 2011 loan and lease loss allowance remains at a high level from a historical perspective

Retail Loan Portfolio Overview TDR Segmentation by Loan Type Performing & Non-Performing TDRs $18.0M $85.9M $5.6M $98.3M 804 loans or $103.9 million in TDRs at Q2'10. 78% of overall TDRs are performing for those loans with a payment history of 6 months or more. Impairment reserves set aside on TDRs using both discounted cash flow and collateral dependent calculations. In addition to general economic reserves, specific reserves in excess of 11% are maintained on this portfolio at end of Q2'10.

Retail Loan Portfolio Overview Retail Segmentation by Loan Type Retail Segmentation by Geography Data as of 6/30/10

Retail Loan Portfolio Overview TDR Segmentation by Loan Type Performing & Non-Performing TDRs Modification Program Basics Bank performs full re-underwriting of credit, includes income and asset verification and collateral valuation; Bank's objective is an affordable housing payment based on current income, target 31% housing to income ratio. Bank will modify rate for interim period and extend amortization Borrower required to bring first payment to close, escrow for taxes and insurance, ACH auto pay, attend financial counseling program Data as of 6/30/10